

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2010

Richard J. Lieb
Chief Financial Officer
Greenhill & Co., Inc.
300 Park Avenue
New York, NY 10022

> **Re:** **Greenhill & Co., Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement**
> **Filed March 11, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2010**
> **Filed May 3, 2010**
> **File No. 001-32147**

Dear Mr. Lieb:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2009

Item 1. Business

Overview, page 1

1. We note your disclosure on page 8 that your single largest client engagement accounted for approximately 10% of your total revenues. Please identify in future filings any client or customer that accounts for approximately 10% of your revenues. In addition, please file the agreement with this client as an exhibit or provide us with your analysis as to why you are not substantially dependent upon the agreement.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 33

2. We note your disclosure that, after a transition period, your merchant banking funds will be managed by an independent company although you will retain your principal investments in the merchant banking funds.   We further note that approximately 20% of your total revenues are derived from your merchant banking and other investment activities banking business. Please revise your disclosure to more fully discuss and quantify, as applicable, (i) how your decision to separate from the merchant banking business will impact your business operations, (ii) how the fees you generate in connection with your merchant banking business will "decline over time," and (iii) how your liquidity will be impacted. Please provide this disclosure in future filings and tell us how you intend to comply.

Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

Merchant Banking and Other Revenues, page F-12

3. Please tell us how you have complied with ASC 605-20-S99-1, or tell us why you believe it was not necessary to disclose the amount of revenue recognized that may be repaid in future periods if the minimum performance level is not achieved.

Property and Equipment, page F-14

4.   Please tell us and disclose in future filings the useful life used for depreciation of aircraft.

Note 3 – Investments, page F16

5.   Given that the sale of certain assets to GCP Capital Partner Holdings LLC was deemed a sale of a business for accounting purposes, please tell us why management felt that it was appropriate to classify the gain within revenues on your Consolidated Statement of Income.

Note 13 – Income Taxes, page F-25

6.   To the extent there are any significant reconciling items within 'Other,' please tell us how you have complied with paragraph 12 of ASC 740-10-50, or tell us why you believe it was not necessary to disaggregate these items. Within your response, please tell us if the sale of certain merchant banking assets, which was structured as a tax-free transaction, as discussed on page 33, would be considered a significant reconciling item.

Exhibits

7.   We note that exhibit 10.31 does not appear to include all of the referenced exhibits. Because Item 601(b)(10) does not permit the omission of information that is attached to a material contract, please file the complete agreement in an amendment to your 10-K, in a Form 8-K, or as an exhibit to your next periodic report. Alternatively, please explain why the information was omitted or why the agreement is no longer material to investors.

Exhibit 23.1

8.   Please tell us how you have complied with Item 601(B)(23)(ii) of Regulation S-K, or tell us how your auditors determined it was not necessary to reference their audit reports for Greenhill Capital Partners Private Equity Fund I and Greenhill Capital Partners Private Equity Fund II in their consent.

Definitive Proxy on Schedule 14A filed March 11, 2010

Board Leadership Structure and Role in Risk Oversight, page 11

9.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Executive Compensation - Compensation Discussion and Analysis, page 12

10.   We note your statement on page 14 that none of the profit override in respect of investments made in 2009 was allocated to any of your executive officers other than Mr. Neihaus. Please tell us more specifically how these profit overrides are allocated and explain how the profit overrides for 2009 reflected in the 'All Other Compensation' column of the summary compensation table were calculated and when they were awarded. Provide sample disclosure in your response and confirm that you will provide similar disclosure in future filings.

11.   We note your statement on page 15 that, in determining the size of the annual incentive compensation awards and the size of the long-term incentive compensation awards, the compensation committee considered the contributions to revenues, business development and development of the company of all the executive officers. Please tell us more specifically why each named executive officer received his or her respective annual inventive compensation and long-term incentive compensation and explain how each factor was used to determine the amounts awarded. Please provide an analysis of how individual performance contributed to award levels and explain how you determined these amounts. Refer to Item 402(b) of Regulation S-K. Provide sample disclosure in your response and confirm that you will provide similar disclosure in future filings.

Form 10-Q for the quarterly period ended March 31, 2010

Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 3 – Investments

Affiliated Merchant Banking Investments, page 14

12.   Please tell us how you determined it was appropriate to present the excess of GCPII LLC's management fee revenue over amounts incurred for compensation and other operating expenses as noncontrolling interest. Within your response, reference the authoritative accounting literature management relied upon.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney Advisor, at 202-551-3473 or Jennifer Gowetski, Attorney Advisor, at 202-551-3401 with any other questions.

Sincerely,

Kevin Woody
Branch Chief